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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47493

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2008_____ AND ENDING _____12/31/2008_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CARDINAL INVESTMENTS, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

_____1600 NORTH BELT WEST_____
                                   (No. and Street)

_____BELLEVILLE, IL 62226-5923_____
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____JEFFREY J. HEET_____   (618) 277-1005
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____VOELLINGER, SIMPSON & ASSOCIATES, P.C._____
               (Name – _if individual, state last, first, middle name_)

_____4010 NORTH ILLINOIS STREET, SUITE 3   BELLEVILLE, IL 62221_____
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____**JEFFREY J. HEET**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**CARDINAL INVESTMENTS, INC.**_____ , as of _____**DECEMBER 31**_____ , 20 **08**___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____*President*_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL INVESTMENTS, INC.

FINANCIAL STATEMENTS,
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
December 31, 2008

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Changes in Stockholders' Equity	4
Statement of Income	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission	10
Report on Internal Control	11-12
Net Capital Requirements Under Rule 15c 3-3	13
Requirements Under Rule 17a-5 Paragraph J	14

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, Missouri 63105

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
Cardinal Investments, Inc.
Belleville, Illinois

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2008, and the related statements of income and changes in stockholders' equity, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc., as of December 31, 2008, and the results of its operations and its cash flows and computation of net capital for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the report shown on page 10 is presented for the purposes of additional analysis and is not a required part of the basic financial statements of Cardinal Investments, Inc.

* MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ILLINOIS CPA SOCIETY
†† MISSOURI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
† NATIONAL ASSOCIATION OF PERSONAL FINANCIAL ADVISORS • INSTITUTE OF CERTIFIED FINANCIAL PLANNERS
A REGISTERED INVESTMENT ADVISORY FIRM

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Voellinger, Simpson, Dolan & Assoc PC.

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.

February 20, 2009

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$ 31,424
Deposit with clearing organizations	35,000
Commissions receivable	57,453
Due from officer	15,492
Furniture and equipment, at cost, less	
accumulated depreciation of $71,029	3,248
	$ 142,617

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 5,728
Accrued wages	15,000
Accounts payable	6,221
Taxes payable	362
	27,311
Stockholders' Equity	
Common stock, 800 shares issued and outstanding	800
Additional paid-in capital	34,715
Retained earnings	79,791
	115,306
	$ 142,617

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Capital Stock Common		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - Beginning of Year	800	$ 800	$ 34,715	$ 79,572	$ 115,087
Net Income				219	219
Balance - End of Year	800	$ 800	$ 34,715	$ 79,791	$ 115,306

See accompanying notes and auditors' report.

-4-

CARDINAL INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUES	
Commissions and management fees	$ 439,762
Investment	898
	440,660
EXPENSES	
Commissions	164,425
Wages	174,624
Payroll taxes	13,694
Clearing fees	16,706
Office	17,882
Subscriptions	1,628
Promotion	5,068
Telephone	5,965
Postage	897
Utilities	3,128
Rent	13,893
Depreciation	5,724
Administration	1,318
Registrations and fees	7,849
Insurance	7,278
	440,079
NET INCOME BEFORE TAXES	581
Federal and state income taxes	362
NET INCOME	$ 219

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 219
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 5,724	
(Increase) decrease in operating assets		
Receivables	(21,211)	
Increase (decrease) in operating liabilities		
Commissions payable	(11,982)	
Accrued wages	15,000	
Accounts payable	6,221	
Taxes payable	(1,688)	
Total adjustments		(7,936)
Net cash used by operating activities		(7,717)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment		(3,148)
Net cash used by investing activities		(3,148)
CASH FLOWS FROM FINANCING ACTIVITIES		-
Decrease in cash		(10,865)
Cash at beginning of the year		42,289
Cash at end of the year		$ 31,424
Supplemental Disclosures		
Taxes paid		$ 2,050

See accompanying notes and auditors' report.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cardinal Investments, Inc. (the Company) is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. SIGNIFICANT ACCOUNTING POLICIES - Concluded

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consists of taxes currently due.

Depreciation

Property and equipment are carried at cost, less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. Rental payments totaled $13,893.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $95,566, which was $90,566 in excess of its required net capital of $5,000.

6. OTHER

The Company was incorporated on May 13, 1994. Operations were started in August, 1994 with a general securities operations beginning October 19, 1994.

NET CAPITAL
  Total stockholders' equity $ 115,306
  Deductions and/or charges
    Furniture and equipment $ 3,248
    Other assets   16,492   19,740

NET CAPITAL $ 95,566

Minimum required capital $ 5,000
Excess net capital   90,566

                                                $ 95,566

See auditors' report.

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, Missouri 63105

February 20, 2009

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned

objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
Belleville, Illinois

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, Missouri 63105

February 20, 2009

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments,
Inc. (the "Company") for the year ended December 31, 2008, we considered the requirements
under rule 17a-5, paragraph J.

We noted no material inadequacies during the course of our audit.

Sincerely,

John Craig Simpson, C.P.A.
Voellinger, Simpson, Dolan & Associates, P.C.

JCS/sah

* MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ILLINOIS CPA SOCIETY
†† MISSOURI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
† NATIONAL ASSOCIATION OF PERSONAL FINANCIAL ADVISORS • INSTITUTE OF CERTIFIED FINANCIAL PLANNERS
A REGISTERED INVESTMENT ADVISORY FIRM

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, Missouri 63105

February 20, 2009

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments, Inc. (the "Company") for the year ended December 31, 2008, we considered its net capital requirements under rule 15 c3-3.

To comply with requirements of SEC Rule 17a-5(d)(4) the differences between the audited Computation of Net Capital and the broker-dealers corresponding Unaudited Part 11 of Part 111 a computation, no material differences existed at December 31, 2008.

The immaterial difference in capital was a result of year-end adjustments made as a part of our audit. The differences were due to an adjustment to depreciation expense $2,576, accrued interest receivable and interest income of $142 and income tax expense of $362.

Sincerely,

John Craig Simpson, C.P.A.
Voellinger, Simpson, Dolan & Associates, P.C.

JCS/sah

END